UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20

2000 Antwerpen

Belgium

011-32-3-247-4411

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated February 14, 2024, announcing that CMB NV ( “the Bidder”) has launched its previously announced mandatory public takeover bid on all the shares in the Company that are not already owned by the Bidder or persons affiliated with the Bidder.

The information contained in Exhibit 99.1 of this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)
Dated: February 14, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer